1940 Act

Rule 24b-2

VIA EDGAR

Attachments:

1.	Offer Letter (2 versions – one for IRA and Non-Qualified Contracts and one for Qualified Contracts);

2.	Buy Back Acceptance Request form (2 versions – one for IRA and Non-Qualified Contracts and one for Qualified Contracts);

3.	W-9 Request for Taxpayer Identification Number and Certification;

4.	Special Tax Notice for Annuitant Withdrawals;

5.	Self-Addressed Stamped Return Envelope; and

6.	John Hancock Annuities pocket folder mockup (the materials listed above will be included in this folder and mailed in a large envelope).

1940 Act - Rule 24b-2 - Enclosure 1

John Hancock Life Insurance Company (U.S.A.) 30 Dan Road, Suite 55444, Canton, MA 02021-2809 Mailing Address: PO Box 55444, Boston, MA 02205-5444 1-800-528-0198 www.jhannuities.com

{Month} {Day}, {Year}	Offer Expires and Acceptance Form must be postmarked by

{First Name} {Last Name} {Street Address 1} {Street Address 2} {City}, {State} {Zip}	December 7, 2018

Re:	Revolution Value Death Benefit Buy Back Offer

Contract Number Ending In: {Last 4 Digits of Contract Number}

Dear {First Name} {Last Name}:

For a limited time only, John Hancock Annuities would like to offer you an option that might better align with your current needs. When you purchased your Revolution Value variable annuity, you did so based on your expected financial needs and goals at that time. You may have also purchased other riders. We understand that as circumstances change, financial needs and goals can change as well.

We are offering to increase your Contract Value in return for terminating your Revolution Value variable annuity contract and any other riders you elected (the “Offer”). You will receive a payment equal to your Contract Value plus an additional “Enhancement Amount.” The Enhancement Amount is a fixed amount, guaranteed throughout the period the Offer remains open. It is calculated based on your age, Contract Value and Death Benefit as of June 30, 2018. This means that no matter what date you “accept” our Offer, provided it is no later than the last day on which you may accept the Offer as noted above, your payment will equal your then current Contract Value plus the Enhancement Amount (the “Total Offer Amount’).

•	With this Offer, you are guaranteed to receive an additional ${enhancement amount] as the Enhancement Amount.

•

For reference, your Contract Value on June 30, 2018 was ${contract value}, which changes with market movement daily and will be determined as of the date we receive your Buy Back Acceptance Request Form in Good Order.

If you choose to accept this Offer, your {Contract or Certificate} and all its features and benefits, along with your Enhanced Death Benefit Rider and any other riders you may have elected, will terminate.

As part of this Offer, we will waive any withdrawal fees and any applicable negative market value adjustment. Payment will be made to you via the delivery method of your choice. Alternatively, if your Contract is an IRA/Roth IRA, you may instruct us to send a direct transfer to your IRA/Roth IRA with another financial institution. You can do a 1035 exchange of a nonqualified Contract to a nonqualified annuity issued by another insurance company

Please refer to your Revolution Value Prospectus and the enclosed Supplement for additional details regarding this Offer. They include important factors to consider in deciding whether to terminate your Contract. The Prospectus and Supplement include information on the benefits of your Revolution Value variable annuity and (if applicable) Enhanced Death Benefit Rider, as well as any other riders you may have.

1940 Act - Rule 24b-2 - Enclosure 1

The supplement also discloses the tax implications of participating in this Offer. You may wish to discuss this Offer with your financial representative or your own tax professional to see if it is right for you.

To accept this Offer, complete, sign and return the attached Buy Back Acceptance Request Form, along with any necessary transfer/rollover or 1035 exchange forms, postmarked by December 7, 2018.

If you do not wish to accept this Offer, no action is required and your contract terms and any other riders you may have elected will remain in effect.

If you have any questions, or would like a free copy of the Revolution Value Annuity Prospectus, please call us at 1-800-528-0198. Our client service representatives are available weekdays from 8:00 a.m. to 6:00 p.m. Eastern Time.

Sincerely,

John Hancock Annuities

Insurance products are issued by John Hancock Life Insurance Company (U.S.A.) (not licensed in New York), Boston, MA 02116. Registered insurance products are securities and are offered through John Hancock Distributors LLC, 197 Clarendon Street, Boston, MA 02116.

L9455-0718 Non Qualified

1940 Act - Rule 24b-2 - Enclosure 1

John Hancock Life Insurance Company (U.S.A.) 30 Dan Road, Suite 55444, Canton, MA 02021-2809 Mailing Address: PO Box 55444, Boston, MA 02205-5444 1-800-528-0198 www.jhannuities.com

{Month} {Day}, {Year}	Offer Expires and Acceptance Form must be postmarked by

{First Name} {Last Name} {Street Address 1} {Street Address 2} {City}, {State} {Zip}	December 7, 2018

Re:	Revolution Value Death Benefit Buy Back Offer

Contract Number Ending In: {Last 4 Digits of Contract Number}

Dear {First Name} {Last Name}:

For a limited time only, John Hancock Annuities would like to offer you an option that might better align with your current needs. When you purchased your Revolution Value variable annuity, you did so based on your expected financial needs and goals at that time. You may have also purchased other riders. We understand that as circumstances change, financial needs and goals can change as well.

We are offering to increase your Contract Value in return for terminating your Revolution Value variable annuity contract and any other riders you elected (the “Offer”). You will receive a payment equal to your Contract Value plus an additional “Enhancement Amount.” The Enhancement Amount is a fixed amount, guaranteed throughout the period the Offer remains open. It is calculated based on your age, Contract Value and Death Benefit as of June 30, 2018. This means that no matter what date you “accept” our Offer, provided it is no later than the last day on which you may accept the Offer as noted above, your payment will equal your then current Contract Value plus the Enhancement Amount (the “Total Offer Amount’).

•	With this Offer, you are guaranteed to receive an additional ${enhancement amount] as the Enhancement Amount.

•

For reference, your Contract Value on June 30, 2018 was ${contract value}, which changes with market movement daily and will be determined as of the date we receive your Buy Back Acceptance Request Form in Good Order.

If you choose to accept this Offer, your {Contract or Certificate} and all its features and benefits, along with your Enhanced Death Benefit Rider and any other riders you may have elected, will terminate.

As part of this Offer, we will waive any withdrawal fees and any applicable negative market value adjustment. Payment will be made to you via the delivery method of your choice, or via a direct transfer or rollover of the Total Offer Amount from a qualified contract.

Please refer to your Revolution Value Prospectus and the enclosed Supplement and “Special Tax Notice for Annuitants” for additional details regarding this Offer. They include important factors to consider in deciding whether to terminate your Contract. The Prospectus and Supplement include information on the benefits of your Revolution Value variable annuity and (if applicable) Enhanced Death Benefit Rider, as well as any other riders you may have.

1940 Act - Rule 24b-2 - Enclosure 1

The supplement also discloses the tax implications of participating in this Offer, and the Special Tax Notice gives important information for 403(b) contracts and contracts in qualified retirement plans. You may wish to discuss this Offer with your financial representative or your own tax professional to see if it is right for you.

To accept this Offer, complete, sign and return the attached Buy Back Acceptance Request Form, along with any necessary transfer/rollover Forms, postmarked by December 7, 2018.

If you do not wish to accept this Offer, no action is required and your contract terms and any other riders you may have elected will remain in effect.

If you have any questions, or would like a free copy of the Revolution Value Annuity Prospectus, please call us at 1-800-528-0198. Our client service representatives are available weekdays from 8:00 a.m. to 6:00 p.m. Eastern Time.

Sincerely,

John Hancock Annuities

Insurance products are issued by John Hancock Life Insurance Company (U.S.A.) (not licensed in New York), Boston, MA 02116. Registered insurance products are securities and are offered through John Hancock Distributors LLC, 197 Clarendon Street, Boston, MA 02116.

L9455-0718 Qualified

1940 Act—Rule 24b-2—Enclosure 2 Buy Back Acceptance Request For IRA and Non-Qualified Contracts Instructions Use this form to TERMINATE your annuity contract in exchange for a one-time payment of your Contract value plus an additional fixed sum, or “Enhancement Amount,” as stated in the enclosed letter. For use with the following: IRAs, Roth IRAs and non-qualified annuities. details IMPORTANT: regarding Please the review impact your of terminations. prospectus and contract with your financial representative for further • This termination will have tax consequences. Please read enclosed supplement. • For a direct IRA or Roth IRA transfer or for a 1035 exchange of a non-qualified contract, you must submit the properly completed forms from the financial institution that will receive the termination distribution. • Upon termination, your contract cannot be reinstated. • This termination will not have any surrender charges. Also included with this Buy Back Acceptance Request Form is an IRS Form W-9 Request for Taxpayer Identification Number and Certification. As part of the process, each owner must provide us with a properly completed and signed Form W-9. Please refer to the instructions on Form W-9 for how to properly complete the form. An owner who is not a U.S. citizen, U.S. resident alien or other U.S. person should not complete Form W-9. Instead, please complete the version of IRS Form W-8 that applies to you. You can obtain the various versions of Form W-8 and their instructions from the IRS website at www.irs.gov. Questions about this form? )1-800-528-0198 + To submit your form in Good Order, please see Section 5. 1. Information About You Contract Owner Information: Contract Number Contract Owner’s Phone Number Date of Birth (MM/DD/YYYY) Owner or Trust’s Name (First) (MI) (Last) Owner’s Address (Street) (City) (State) (Zip) Co-Owner Information (if applicable): Co-Owner’s Name Co-Owner’s Phone Number Date of Birth (MM/DD/YYYY) Co-Owner’s Address (Street) (City) (State) (Zip) Financial Representative’s Name (if applicable) Financial Representative’s Phone Number 2a. Federal Income Tax Withholding (Please select ONE of the following options) Note: John Hancock will withhold 10% from the taxable portion of your distribution, unless you elect otherwise below. You must provide your U.S. residence address in order to elect no withholding. You must also provide a properly completed and signed IRS Form W-9. If you elect not to have income tax withheld from your withdrawal, or you do not have enough income tax withheld, you may be responsible for payment of estimated tax. You may incur penalties under the estimated tax rules if your withholding and estimated tax payments are not sufficient. DO NOT withhold federal income tax (you MUST also submit or have an IRS Form W-9 on file with us). Check this box for a direct IRA/Roth IRA transfer or for a 1035 exchange. Also check this box if you intend to do an indirect IRA/Roth IRA rollover. IMPORTANT: Withhold $ or % of federal income tax. When an annuity is held by a trust, we The dollar amount or percent must equal at least 10% of the taxable portion of your distribution. If the amount will withhold taxes unless the trustee requested is less than 10% of the taxable portion of your distribution, John Hancock will default to 10%. signs a Form W-9 that includes the trust’s information. 130711-ATRNQ (7/18) PAGE 1 OF 4

1940 Act—Rule 24b-2—Enclosure 2 Contract Number: 2b. State Income Tax Withholding State income tax withholding may also apply to your distribution. The applicable state withholding rules are outlined below. Please note that state income tax applies even if the state allows you to elect out of withholding. If you reside in a state that gives you withholding options, you must provide the information or forms requested below. If you do not, we will apply state withholding based on your state’s default rules. Please note that state income tax will apply even if your state allows you to elect out of withholding. • If you reside in Iowa, Kansas, Maine, Massachusetts, Nebraska, Oklahoma, or Virginia, state income tax withholding is required whenever federal income taxes are withheld. We will apply the state’s default withholding rate to the taxable portion of your distribution. You cannot elect out of state withholding when federal tax is withheld. • If you reside in Virginia and you elect out of federal withholding, you are not subject to state withholding. However, state income tax will still apply and you may request that we withhold Virginia income tax on a distribution from your non-qualified annuity by providing us a completed Form VA-4P. Please note that Virginia does not permit state withholding on any distribution from an IRA. • If you reside in Arkansas, state withholding is required when federal taxes are withheld. We will apply the Arkansas default withholding rate to the taxable portion of your distribution. However, you can elect out of Arkansas state withholding by providing us with a completed Form AR4P. • If you reside in the District of Columbia, withholding is required on any full surrender of an IRA. We must withhold using the District’s highest income tax rate. • If you reside in Vermont, state withholding will apply whenever federal tax is withheld, unless you instruct us otherwise. Please DO NOT withhold Vermont taxes. • If you reside in Michigan, state tax withholding requirements depend on your age and the amount of the distribution; please provide a completed Michigan Form W-4P to claim any exemptions. • If you reside in North Carolina or Oregon, you may elect to have state tax withheld or not to have state tax withheld. If you elect to have state income tax withheld we will apply the state’s default withholding rate. Please DO NOT withhold state income taxes. Please withhold state income tax at the default rate determined by my state. • If you reside in Connecticut, state income tax withholding is mandatory. If your contract is an IRA, we must withhold 6.99% of the distribution. For a nonqualified contract, you must provide a completed Connecticut Form CT W-4P. If you do not provide the CT W-4P, we must withhold 6.99% of the taxable portion of your distribution. Connecticut withholding applies only to payments made to individuals. • If you reside in California, Georgia, Indiana, Maryland, Missouri, Montana, New Jersey, or New Mexico, you may elect in or out of state withholding. If you elect to have state tax withheld, you must specify a whole dollar amount of at least $10 to withhold. We will not withhold state tax unless you enter an amount below. Please DO NOT withhold state income taxes. Please withhold (Whole Dollar Amount of at least $10) • If you reside in Wisconsin, you may elect to have state tax withheld on a distribution taken from your IRA. If you elect to have state tax withheld, you must specify a whole dollar amount of at least $10. We will not withhold Wisconsin tax unless you enter an amount below. You may not elect to have state tax withheld on a distribution from a non-qualified annuity contract. Please DO NOT withhold state income taxes. Please withhold (Whole Dollar Amount of at least $10) • If you reside in Alaska, Arizona, Florida, Hawaii, Kentucky, Mississippi, Nevada, New Hampshire, New York, Ohio, Rhode Island, South Dakota, Tennessee, Texas, Washington, or Wyoming, either your state has no applicable income tax or the state has no provision for withholding on annuity or IRA distributions. Therefore, we cannot withhold state tax. • If you reside in a state not listed above, state tax withholding is completely voluntary. If you would like state taxes withheld, please provide a whole dollar amount of at least $10 or a percentage to be withheld. Please withhold $ or % for state income tax For more information please contact your qualified tax professional. Important Note If you are not a U.S. person, the above federal and state tax withholding rules do not apply to you. Instead, we are required to withhold 30% of the taxable portion of your benefits, unless you reside in a country which has a tax treaty with the United States and that treaty provides an exemption or a reduced withholding rate for income distributed from an IRA or annuity. To claim the benefit of a tax treaty, you must provide a properly completed IRS Form W-8, which must include the foreign Tax Identifying Number issued to you by your country of tax residence or a statement that your country does not issue such numbers. If your country of tax residence has not issued you a Tax Identifying Number, you must include a U.S. Taxpayer Identification Number on the Form W-8 to claim treaty benefits. If you do not have a U.S. Taxpayer Identification Number, you may apply for one by submitting Form W-7 to the IRS. IRS Forms W-7 and W-8 and their instructions are available on the IRS website at www.irs.gov. Issuer: John Hancock Life Insurance Company (U.S.A.), Lansing, MI (not licensed in New York) 130711-ATRNQ (7/18) PAGE 2 OF 4

1940 Act—Rule 24b-2—Enclosure 2 3. Payment Options (Please select ONE of the following options) Please select only ONE of the following options. Unless you instruct us otherwise below, the distribution will be mailed to the contract owner’s address of record. Option 1. Electronic Fund Transfer (EFT) – A QUICK AND SAFE WAY TO RECEIVE YOUR PAYMENT. Please send the distribution to my checking account. Attach a voided check here. Deposit slips and starter checks are not accepted. The voided check must be in the name of the Contract Owner. We cannot send funds to any financial institution with POA, Guardian, Conservator, or other fiduciary included in the financial institution registration unless there is an indication of their fiduciary position pre-printed on the check from the financial institution. Example: Jane Smith, POA Note: A Medallion Signature Guarantee (MSG) is required at the end of this form if you elect EFT. If we do not receive this form with an MSG in good order, we will default to sending you a check to your address of record. Option 2. Regular Mail – The proceeds will arrive within 5-7 business days. Please send the proceeds to my address of record. This is the default option. John Hancock will send the proceeds to your address of record unless you elect otherwise below. Please send the proceeds to an alternate address. Please indicate the address to which you would like John Hancock to send the distribution below. IMPORTANT: A Medallion Signature Guarantee (Section 4) is required if you choose to have the distribution sent to an alternate address. The Medallion Signature Guarantee must be original; facsimiles will not be accepted. Owner’s Address (Street) (City) (State) (Zip) 4. Authorization and Acceptance Medallion Signature Guarantees • Have you selected electronic fund transfer? Yes No • Have you changed the mailing address on file with John Hancock within the last 30 days?* Yes No • Is the amount requested $250,000 or over?* Yes No • Have you opted to have your check sent to an alternate address?* Yes No *Not applicable to New Jersey contracts. If you answered “YES” to any of the questions above, you MUST obtain a Medallion Signature Guarantee (MSG). MSGs are used as an added security measure for your contract and may be obtained at most financial institutions. The MSG we receive must be an original; facsimiles or photocopies will not be accepted. EFT Authorization Contact Owner Authorization I hereby authorize John Hancock Life Insurance Company (U.S.A.) (“John Hancock”) to deposit this distribution directly to my financial institution account, as indicated above. I authorize the financial institution identified above to accept such credit entries from John Hancock, and tocredit my account at that financial institution in accordance with those credit entries. If an amount should be credited to my account in error (including any overpayment to my account), I authorize and direct the financial institution designated on this form to debit my account and refund such amount to John Hancock. I agree to hold John Hancock harmless for any failure by my financial institution to credit my account or forany delay by my financial institution in crediting funds to my account. I agree that this arrangement is made for my convenience, and hat any payments directly received by me, rather than creditedto my financial institution account, as a result of mistake or otherwise, shall not subject John Hancock to any liability in excess of that owed to me under the enclosed letter. I understand that John Hancock is relying on the information that I have provided on this form, and further understand that John Hancock will not beliable for any losses or charges due to incorrect, outdated or incomplete information that has been provided on this form. If the financial institution account identified above is jointly owned, this authorization will not be effective without the signature of the joint account owner below. This authorization will remain in effect until John Hancock receives a written notice from me stating otherwise and until John Hancock has had a reasonable chance to act upon such notice. 130711-ATRNQ (7/18) PAGE 3 OF 4

1940 Act—Rule 24b-2—Enclosure 2 Contract Number: 4. Authorization and Acceptance (continued) I hereby certify the information on this form is correct and accurate and that I have read and understand all four (4) pages of this form. By signing below, I understand that this request is subject to all the terms and conditions of the contract. I also understand that once this distribution is made and released by John Hancock, this contract will not be reinstated. I direct John Hancock to make the distribution in accordance with the designation on this form. I acknowledge that any termination of my annuity contract will be subject to taxation, and that an additional 10% tax may apply if I am under age 59 1⁄2. I am also aware that I may lose certain benefits if I terminate my contract. By signing below I am providing written permission for John Hancock Life Insurance Company (U.S.A.) to obtain a consumer report about me as part of its process to authenticate my identity and to protect against fraud. The consumer report will be used solely to validate that I am an authorized holder, user or signatory of the account used or to be used in connection with the current or future transfer of funds. John Hancock will notify me if any adverse action is taken on the basis of such report. CHECK I have read the enclosed prospectus supplement and understand and accept that I will be terminating my contract in HERE its entirety including any applicable guarantees. In return I will receive an Enhancement Value as stated in the enclosed letter, which will be added to my Contract value as of the date the paperwork is received by John Hancock in good order. SIGN SIGN HERE HERE Signature of Owner (or Trustee) Signature of Co-Owner (or Trustee) Contract Owner Signature Joint Bank Account Owner Signature (if applicable) Today’s Date (MM/DD/YYYY) Today’s Date (MM/DD/YYYY) SIGN SIGN HERE HERE Signature of Assignee (Custodian, if applicable) Signature of Custodian (Custodian, if applicable) Today’s Date (MM/DD/YYYY) Today’s Date (MM/DD/YYYY) Medallion Signature Guarantee Stamp Medallion Signature Guarantee Stamp (if applicable) (if applicable) 5. Submission Instructions Please enclose all necessary documents and mail this form in good order to: + John Hancock Annuities + Overnight Deliveries ) Questions: 1-800-528-0198 Service Center John Hancock Annuities PO Box 55444 Service Center 7 To fax this form: 1-617-663-3160 Boston, MA 02205-5444 30 Dan Road, STE. 55444 Canton, MA 02021-2809 Did you remember to: • Complete and enclose the • Sign and date above? attached IRS Form W-9? • Provide your financial institution • Obtain a Medallion Signature account information? Guarantee if applicable? Issuer: John Hancock Life Insurance Company (U.S.A.), Lansing, MI (not licensed in New York) 130711-ATRNQ (7/18) PAGE 4 OF 4

1940 Act—Rule 24b-2—Enclosure 2 Buy Back Acceptance Request For Qualified Contracts Instructions Use this form to TERMINATE your Annuity Contract for a one-time payment of your Contract value plus an additional fixed sum, or “Enhancement Amount,” as stated in the enclosed letter. For use with the following: 403(b) contracts, 403(a) Annuity Plans, Keogh, 401(k), Money Purchase, Profit-Sharing, Defined Benefit, Defined Contribution and 457(b) Governmental Plans. details IMPORTANT: regarding Please the review impact your of terminations. prospectus and Contract with your financial representative for further • This termination will have tax consequences. Please read enclosed supplement and Special Tax Notice. • Upon termination, your Contract cannot be reinstated. • This termination will not have any surrender charges. Notarized spousal consent may be required. If you are married, federal law requires that your spouse provide notarized consent not more than 90 days prior to the date the Total Offer Amount is paid. Please refer to Section 4. This requirement does not apply to 457(b) Governmental Plans or non-ERISA 403(b) contracts. Also included with this Buy Back Acceptance Form is an IRS Form W-9 Request for Taxpayer Identification Number and Certification. As part of the process, each owner must provide us with a properly completed and signed Form W-9. Please refer to the instructions on Form W-9 for how to properly complete the form. An owner who is not a U.S. citizen, U.S. resident alien or other U.S. person should not complete Form W-9. Instead, please complete the version of IRS Form W-8 that applies to you. You can obtain the various versions of Form W-8 and their instructions from the IRS website at www.irs.gov. Questions about this form? )1-800-528-0198 + To submit your form in Good Order, please see Section 7. 1. Information About You Contract Owner Information: Contract Number Contract Owner’s Phone Number Date of Birth (MM/DD/YYYY) Owner or Trust’s Name (First) (MI) (Last) Owner’s Address (Street) (City) (State) (Zip) Co-Owner Information (if applicable): Co-Owner’s Name Co-Owner’s Phone Number Date of Birth (MM/DD/YYYY) Co-Owner’s Address (Street) (City) (State) (Zip) Financial Representative’s Name (if applicable) Financial Representative’s Phone Number 2a. Federal Income Tax Withholding (Please select ONE of the following options) Eligible Rollover Distributions: The distribution payable on termination of your annuity contract is an Eligible Rollover Distribution. Federal law requires that we withhold 20% from the taxable portion of the distribution. We do not have to withhold on an Eligible Rollover Distribution if you instruct us to process a direct rollover to an IRA or other eligible retirement plan. Please read the enclosed Special Tax Notice for Annuitants. I choose not to do a direct rollover. I have read the Special Tax Notice for Annuitants and I understand that 20% will be withheld from the taxable portion of my Eligible Rollover Distribution. I waive the 30 day waiting period. I instruct you to roll my Eligible Rollover Distribution directly to an IRA or other eligible retirement plan with . I have read the Special Tax Notice for Annuitants. I have enclosed the required forms to process the rollover. I waive the 30 day waiting period. If you wish to complete a direct rollover, you must provide John Hancock with the proper paperwork from the financial institution that holds your IRA or from the other eligible retirement plan. 130711-ATRQ (7/18) PAGE 1 OF 5

1940 Act—Rule 24b-2—Enclosure 2 Contract Number: 2b. State Income Tax Withholding State withholding may also apply to the taxable portion of anybenefits you elect NOT to roll over directly to an IRA or other eligible retirement plan. The applicable state withholding rules are outlined below. If you reside in a state that gives you withholding options, you must provide the information or forms requested below. If you do not, we will apply state withholding based on yourstate’s default rules. Please note that state income tax will apply even if your state allows you to elect out of withholding. The following states require state income tax withholding on an Eligible Rollover Distribution that is not directly rolled over to an IRA or other eligible retirement plan: Arkansas, Connecticut, District of Columbia, Iowa, Kansas, Maine, Maryland, Massachusetts, Nebraska, North Carolina, Oklahoma, Vermont and Virginia. We will apply the state’s default withholding rate to the taxable portion of your distribution. Other State Withholding Requirements • If you reside in Michigan, state tax withholding requirements depend on your age and theamount of the distribution; please provide a completed Michigan Form MI W-4P to claim any exemptions. • If you reside in Puerto Rico, we are generally required to withhold 10%. • If you reside in Oregon, you may elect to have state tax withheld or not to have state tax withheld. If you elect to have state income tax withheld, we will apply the state’s default withholding rate. Please do not withhold state income tax. Please withhold state income tax. • If you reside in California, Georgia, Indiana, Missouri, Montana, New Jersey, New Mexico, or Wisconsin, you may elect in or out of state withholding. If you elect to have state tax withheld, you must specify a whole dollar amount of at least $10 to withhold. We will not withhold state tax unless you enter an amount below. Please do not withhold state income tax. Please withhold $            (Whole Dollar Amount). • If you reside in Alaska, Arizona, Florida, Hawaii, Kentucky, Mississippi, Nevada, New Hampshire, New York, Ohio, Pennsylvania, Rhode Island, South Dakota, Tennessee, Texas, Washington or Wyoming, either your state has no applicable income tax or the state has no provision for withholding on distributions from section 403(b) contracts or qualified retirement plans. Therefore, we cannot withhold state tax. • If you reside in a state not listed above, state tax withholding is completely voluntary. If you would like state taxes withheld, please provide a whole dollar amount of at least $10 or a percentage to be withheld. Please withhold $            or             % for state income tax. For more information please contact a your qualified tax professional. Important Note If you are not a U.S. person, the above federal and state tax withholding rules do not apply to you. Instead, we are required to withhold 30% of the taxable portion of your benefits, unless you reside in a country which has a tax treaty with the United States and that treaty provides an exemption or a reduced withholding rate for income distributed from a pension or retirement plan. To claim the benefit of a tax treaty, you must provide a properly completed IRS Form W-8, which must include the foreign Tax Identifying Number issued to you by your country of tax residence or a statement that your country does not issue such numbers. If your country of tax residence has not issued you a Tax Identifiying Number, you must include a U.S. Taxpayer Identification Number on the Form W-8 to claim treaty benefits. If you do not have a U.S. Taxpayer Identification Number, you may apply for one by submitting Form W-7 to the IRS. IRS Forms W-7 and W-8 and their instructions are available on the IRS website at www.irs.gov. 3. Payment Options (Please select ONE of the following options) Please select only ONE of the following options. Unless you instruct us otherwise below, the proceeds will be mailed to the contract contract owner’s address of record. Option 1. Electronic Fund Transfer (EFT) – A QUICK AND SAFE WAY TO RECEIVE YOUR PAYMENT. IMPORTANT: Please attach a voided check to this request (deposit slips and starter checks are not accepted). The voided check must be in the name of the owner(s). If the annuity is registered to a trust, the funds must be sent to a financial institution in that trust’s name. Please allow two business days from the effective date of the withdrawal for the payment to be credited to your account. We cannot send funds to any financial institution with POA, Guardian, Conservator, or other fiduciary included in the financial institution registration unless there is an indication of their fiduciary position pre-printed on the check from the financial institution. Example: Jane Smith, POA Issuer: John Hancock Life Insurance Company (U.S.A.), Lansing, MI (not licensed in New York) 130711-ATRQ (7/18) PAGE 2 OF 5

1940 Act—Rule 24b-2—Enclosure 2 Contract Number: 3. Payment Options (Please select ONE of the following options) Please attach the copy of the voided check here. Note: A Medallion Signature Guarantee (MSG) is required ( See Section 7) if you elect EFT. If we do not receive this form with an MSG in Good Order, we will default to sending you a check to your address of record. Option 2. Regular Mail – The proceeds will arrive within 5-7 business days. Please send the distribution to my address of record. This is the default IMPORTANT: option. John Hancock will send the proceeds to your address of record If alternate address is selected, a Medallion Signature Guarantee unless you elect otherwise below. Stamp and original documents are required. Please send the distribution to an alternate address. Please indicate the address to which you would like John Hancock to send the proceeds below. Street Address City State Zip 4. Spousal Consent (Does not apply to 457(b) Governmental Plans or non-ERISA 403(b) contracts) If you are married, federal law requires that your spouse provide notarized consent not more than 90 days prior to the date the Total Offer Amount is paid. I am the spouse of the above named contract owner. I acknowledge that, in accordance with federal law, I have a right to receive either a Preretirement Survivor Annuity, if my spouse should die before the otherwise applicable retirement date, or a Joint and Survivor Annuity payment option when my spouse retires, either of which survivor annuity must be at least 50% of the annuity payable to my spouse. I have reviewed the description of the Total Offer Amount in the Supplement to the prospectus. By signing this form, I acknowledge and consent to the distribution of the Total Offer Amount elected on this form. I understand that this will result in the elimination of my right to a Preretirement Survivor Annuity benefit or a Joint and Survivor Annuity benefit under the contract from this point forward. I al so consent to my spouse’s waiver of the 30-day waiting period. SIGN HERE Signature of Spouse On this day of , , before me, Month Year Notary’s Name the undersigned Notary Public, personally appeared , and proved to me through satisfactory Spouse’s Name evidence of identity, which was , to be the person whose name was signed above in my presence. Signature of Notary Public My Commission Expires (MM/DD/YYYY) State County Notary Public Seal Here 130711-ATRQ (7/18) PAGE 3 OF 5

1940 Act—Rule 24b-2—Enclosure 2 Contract Number: 5. Instructions for 403(b) Annuity Distribution Requests (ONLY) The IRS rules governing 403(b) distributions are complex. The Internal Revenue Code 403(b) limits liquidations for 403(b) plan participants. Please consult your own tax professional. CHOOSE Generally, distributions cannot be made until one of the following triggering events occur: ONE Age 591/2 attained Separation from Service – Confirmation from your employer may be required. Disability – A Certification of Disability Form must be on file or must accompany this form. Plan Termination – Plan termination documentation signed by the plan administrator is required. 6. Authorization and Acceptance Medallion Signature Guarantees • Have you selected electronic fund transfer? Yes No • Have you changed the mailing address on file with John Hancock within the last 30 days?* Yes No • Is the amount requested $250,000 or over?* Yes No • Have you opted to have your check sent to an alternate address?* Yes No *Not applicable to New Jersey contracts. If you answered “YES” to any of the questions above, you MUST obtain a Medallion Signature Guarantee (MSG). MSGs are used as an added security measure for your contract and may be obtained at most financial institutions. The MSG we receive must be an original; facsimiles or photocopies will not be accepted. EFT Authorization Contact Owner Authorization I hereby authorize John Hancock Life Insurance Company (U.S.A.) (“John Hancock”) to deposit this distribution directly to my financial institution account, as indicated above. I authorize the financial institution identified above toaccept such credit entries from John Hancock, and to credit myaccount at that financial institution in accordance with those credit entries. If an amount should be credited to my account in error (including any overpayment to my account), I authorize and direct the financial institution designated on this form to debit my account and refund such amount to John Hancock. I agree to hold JohnHancock harmless for any failure by my financial institution to credit my account or for any delay by my financial institution in crediting funds to my account. I agree that this arrangement is made for my convenience, and that any payments directly received by me, rather than credited to my account, as a result of mistake or otherwise, shall not subject John Hancock to any liability in excess of that owed to me under the applicable annuity contract. I understand that John Hancock is relying on the information that I have provided on this form, and further understand that John Hancock will not be liable for any losses or charges due to incorrect, outdated or incomplete information that has been provided on this form. If the financial institution account identified above is jointly owned, this authorization will not be effective without the signature of the joint account owner below. This authorization will remain in effect until John Hancock receives a written notice from me stating otherwise and until John Hancock has had a reasonable chance to act upon such notice. I hereby certify the information on this form is correct and accurate and that I have read and understand all four (4) pages of this form. By signing below, I understand that this request is subject to all the terms and conditions of the contract and prospectus. I also understand that once this distribution is made and released by John Hancock, this contract will not be reinstated. I direct John Hancock to make the disbursement in accordance with the designation on this form. I acknowledge that any termination of my annuity contract will be subject to taxation and that an additional 10% tax may apply if I am under age 591/2. I am also aware that I may lose certain benefits if I terminate my contract. By signing below I am providing written permission for John Hancock Life Insurance Company (U.S.A.) to obtain a consumer report about me as part of its process to authenticate my identity and to protect against fraud. The consumer report will be used solely to validate that I am an authorized holder, user or signatory of the account used or to be used in connection with the current or future transfer of funds. John Hancock will notify me if any adverse action is taken on the basis of such report. CHECK I have read the enclosed prospectus supplement and understand and accept that I will be terminating my contract in HERE its entirety including any applicable guarantees. In return I willreceive an Enhancement Value as stated in the enclosed letter, which will be added to my Contract value as of the date the paperwork is received by John Hancock in good order. SIGN HERE Signature of Owner Today’s Date (MM/DD/YYYY) SIGN HERE Signature of Co-Owner (if applicable) Today’s Date (MM/DD/YYYY) SIGN HERE Signature of Custodian (if Custodial Assigned) Today’s Date (MM/DD/YYYY) SIGN HERE Signature of Annuitant Today’s Date (MM/DD/YYYY) 130711-ATRQ (7/18) PAGE 4 OF 5

1940 Act—Rule 24b-2—Enclosure 2 403(b) Business Only – Employer Signature Print Name of Employer TIN of Employer SIGN HERE Signature of Employer Employer Phone Number Title of Employer Today’s Date (MM/DD/YYYY) Medallion Signature Guarantee Stamp Medallion Signature Guarantee Stamp (if applicable) (if applicable) 7. Submission Instructions Please enclose all necessary documents and mail this form in good order to: + John Hancock Annuities + Overnight Deliveries ) Questions: 1-800-528-0198 Service Center John Hancock Annuities PO Box 55444 Service Center 7 To fax this form: 1-617-663-3160 Boston, MA 02205-5444 30 Dan Road, STE. 55444 Canton, MA 02021-2809 Did you remember to: • Complete and enclose the • Sign and date above? attached IRS Form W-9? • Provide your financial institution • Obtain a Medallion Signature account information? Guarantee if applicable? 130711-ATRQ (7/18) PAGE 5 OF 5

1940 Act—Rule 24b-2—Enclosure 3 Request for Taxpayer Give Form to the Form W-9 (Rev. November 2017) Identification Number and Certification requester. Do not Department of the Treasury send to the IRS. Internal Revenue Service a Go to www.irs.gov/FormW9 for instructions and the latest information. 1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank. 2 Business name/disregarded entity name, if different from above 3. 3 Check appropriate box for federal tax classification of the person whose name is entered on line 1. Check only one of the 4 Exemptions (codes apply only to following seven boxes. certain entities, not individuals; see page instructions on page 3): on Individual/sole proprietor or C Corporation S Corporation Partnership Trust/estate single-member LLC Exempt payee code (if any) type. Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=Partnership) a or Note: Check the appropriate box in the line above for the tax classification of the single-member owner. Do not check Exemption from FATCA reporting LLC if the LLC is classified as a single-member LLC that is disregarded from the owner unless the owner of the LLC is code (if any) PrintInstructions another LLC that is not disregarded from the owner for U.S. federal tax purposes. Otherwise, a single-member LLC that is disregarded from the owner should check the appropriate box for the tax classification of its owner. Other (see instructions) a (Applies to accounts maintained outside the U.S.) Specific 5 Address (number, street, and apt. or suite no.) See instructions. Requester’s name and address (optional) See 6 City, state, and ZIP code 7 List account number(s) here (optional) Part I Taxpayer Identification Number (TIN) Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid Social security number backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part I, later. For other ––entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN, later. or Note: If the account is in more than one name, see the instructions for line 1. Also see What Name and Employer identification number Number To Give the Requester for guidelines on whose number to enter. – Part II Certification Under penalties of perjury, I certify that: 1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and 2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and 3. I am a U.S. citizen or other U.S. person (defined below); and 4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct. Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later. Sign Signature of Here U.S. person a Date a General Instructions • Form 1099-DIV (dividends, including those from stocks or mutual funds) Section references are to the Internal Revenue Code unless otherwise • Form 1099-MISC (various types of income, prizes, awards, or gross noted. proceeds) Future developments. For the latest information about developments related to Form W-9 and its instructions, such as legislation enacted • Form 1099-B (stock or mutual fund sales and certain other after they were published, go to www.irs.gov/FormW9. transactions by brokers) • Form 1099-S (proceeds from real estate transactions) Purpose of Form • Form 1099-K (merchant card and third party network transactions) • Form 1098 (home mortgage interest), 1098-E (student loan interest), An individual or entity (Form W-9 requester) who is required to file an 1098-T (tuition) information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number • Form 1099-C (canceled debt) (SSN), individual taxpayer identification number (ITIN), adoption • Form 1099-A (acquisition or abandonment of secured property) taxpayer identification number (ATIN), or employer identification number Use Form W-9 only if you are a U.S. person (including a resident (EIN), to report on an information return the amount paid to you, or other alien), to provide your correct TIN. amount reportable on an information return. Examples of information returns include, but are not limited to, the following. If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding, • Form 1099-INT (interest earned or paid) later. Cat. No. 10231X Form W-9 (Rev. 11-2017)

Form W-9 (Rev. 11-2017) By signing the filled-out form, you: 1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued), 2. Certify that you are not subject to backup withholding, or 3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners’ share of effectively connected income, and 4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See What is FATCA reporting, later, for further information. Note: If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9. Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are: • An individual who is a U.S. citizen or U.S. resident alien; • A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States; • An estate (other than a foreign estate); or • A domestic trust (as defined in Regulations section 301.7701-7). Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners’ share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income. In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States. • In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity; • In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust; and • In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust. Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Pub. 515, Withholding of Tax on Nonresident Aliens and Foreign Entities). Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes. If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items. 1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien. 2. The treaty article addressing the income. 3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions. 4. The type and amount of income that qualifies for the exemption from tax. 5. Sufficient facts to justify the exemption from tax under the terms of the treaty article. 1940 Act—Rule 24b-2—Enclosure 3 Page 2 Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption. If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233. Backup Withholding What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding. You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return. Payments you receive will be subject to backup withholding if: 1. You do not furnish your TIN to the requester, 2. You do not certify your TIN when required (see the instructions for Part II for details), 3. The IRS tells the requester that you furnished an incorrect TIN, 4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or 5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only). Certain payees and payments are exempt from backup withholding. See Exempt payee code, later, and the separate Instructions for the Requester of Form W-9 for more information. Also see Special rules for partnerships, earlier. What is FATCA Reporting? The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See Exemption from FATCA reporting code, later, and the Instructions for the Requester of Form W-9 for more information. Updating Your Information You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account; for example, if the grantor of a grantor trust dies. Penalties Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect. Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Form W-9 (Rev. 11-2017) Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment. Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties. Specific Instructions Line 1 You must enter one of the following on this line; do not leave this line blank. The name should match the name on your tax return. If this Form W-9 is for a joint account (other than an account maintained by a foreign financial institution (FFI)), list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9. If you are providing Form W-9 to an FFI to document a joint account, each holder of the account that is a U.S. person must provide a Form W-9. a. Individual. Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name. Note: ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040/1040A/1040EZ you filed with your application. b. Sole proprietor or single-member LLC. Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or “doing business as” (DBA) name on line 2. c. Partnership, LLC that is not a single-member LLC, C corporation, or S corporation. Enter the entity’s name as shown on the entity’s tax return on line 1 and any business, trade, or DBA name on line 2. d. Other entities. Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2. e. Disregarded entity. For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a “disregarded entity.” See Regulations section 301.7701-2(c)(2)(iii). Enter the owner’s name on line 1. The name of the entity entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner’s name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity’s name on line 2, “Business name/disregarded entity name.” If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN. Line 2 If you have a business name, trade name, DBA name, or disregarded entity name, you may enter it on line 2. Line 3 Check the appropriate box on line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box on line 3. 1940 Act—Rule 24b-2—Enclosure 3 Page 3 IF the entity/person on line 1 is THEN check the box for . . . a(n) . . . • Corporation Corporation • Individual Individual/sole proprietor or single• Sole proprietorship, or member LLC • Single-member limited liability company (LLC) owned by an individual and disregarded for U.S. federal tax purposes. • LLC treated as a partnership for Limited liability company and enter U.S. federal tax purposes, the appropriate tax classification. • LLC that has filed Form 8832 or (P= Partnership; C= C corporation; 2553 to be taxed as a corporation, or S= S corporation) or • LLC that is disregarded as an entity separate from its owner but the owner is another LLC that is not disregarded for U.S. federal tax purposes. • Partnership Partnership • Trust/estate Trust/estate Line 4, Exemptions If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space on line 4 any code(s) that may apply to you. Exempt payee code. • Generally, individuals (including sole proprietors) are not exempt from backup withholding. • Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends. • Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions. • Corporations are not exempt from backup withholding with respect to attorneys’ fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC. The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4. 1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2) 2—The United States or any of its agencies or instrumentalities 3—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities 4—A foreign government or any of its political subdivisions, agencies, or instrumentalities 5—A corporation 6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession 7—A futures commission merchant registered with the Commodity Futures Trading Commission 8—A real estate investment trust 9—An entity registered at all times during the tax year under the Investment Company Act of 1940 10—A common trust fund operated by a bank under section 584(a) 11—A financial institution 12—A middleman known in the investment community as a nominee or custodian 13—A trust exempt from tax under section 664 or described in section 4947

Form W-9 (Rev. 11-2017) The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13. IF the payment is for . . . THEN the payment is exempt for . . . Interest and dividend payments All exempt payees except for 7 Broker transactions Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012. Barter exchange transactions and Exempt payees 1 through 4 patronage dividends Payments over $600 required to be Generally, exempt payees reported and direct sales over 2 1 through 5 1 $5,000 Payments made in settlement of Exempt payees 1 through 4 payment card or third party network transactions 1 See Form 1099-MISC, Miscellaneous Income, and its instructions. 2 However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys’ fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency. Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with “Not Applicable” (or any similar indication) written or printed on the line for a FATCA exemption code. A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37) B—The United States or any of its agencies or instrumentalities C—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i) E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i) F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state G—A real estate investment trust H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940 I—A common trust fund as defined in section 584(a) J—A bank as defined in section 581 K—A broker L—A trust exempt from tax under section 664 or described in section 4947(a)(1) 1940 Act—Rule 24b-2—Enclosure 3 Page 4 M—A tax exempt trust under a section 403(b) plan or section 457(g) plan Note: You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed. Line 5 Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns. If this address differs from the one the requester already has on file, write NEW at the top. If a new address is provided, there is still a chance the old address will be used until the payor changes your address in their records. Line 6 Enter your city, state, and ZIP code. Part I. Taxpayer Identification Number (TIN) Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below. If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. If you are a single-member LLC that is disregarded as an entity separate from its owner, enter the owner’s SSN (or EIN, if the owner has one). Do not enter the disregarded entity’s EIN. If the LLC is classified as a corporation or partnership, enter the entity’s EIN. Note: See What Name and Number To Give the Requester, later, for further clarification of name and TIN combinations. How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at www.SSA.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/Businesses and clicking on Employer Identification Number (EIN) under Starting a Business. Go to www.irs.gov/Forms to view, download, or print Form W-7 and/or Form SS-4. Or, you can go to www.irs.gov/OrderForms to place an order and have Form W-7 and/or SS-4 mailed to you within 10 business days. If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester. Note: Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon. Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8. Part II. Certification To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, 4, or 5 below indicates otherwise. For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see Exempt payee code, earlier. Signature requirements. Complete the certification as indicated in items 1 through 5 below.

Form W-9 (Rev. 11-2017) 1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification. 2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form. 3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification. 4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations). 5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), ABLE accounts (under section 529A), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification. What Name and Number To Give the Requester For this type of account: Give name and SSN of: 1. Individual The individual 2. Two or more individuals (joint The actual owner of the account or, if account) other than an account combined funds, the first individual on maintained by an FFI 1 the account 3. Two or more U.S. persons Each holder of the account (joint account maintained by an FFI) 4. Custodial account of a minor The minor² (Uniform Gift to Minors Act) 1 5. a. The usual revocable savings trust The grantor-trustee (grantor is also trustee) 1 b. So-called trust account that is not The actual owner a legal or valid trust under state law 6. Sole proprietorship or disregarded ³ The owner entity owned by an individual 7. Grantor trust filing under Optional The grantor* Form 1099 Filing Method 1 (see Regulations section 1.671-4(b)(2)(i) (A)) For this type of account: Give name and EIN of: 8. Disregarded entity not owned by an The owner individual 4 9. A valid trust, estate, or pension trust Legal entity 10. Corporation or LLC electing The corporation corporate status on Form 8832 or Form 2553 11. Association, club, religious, The organization charitable, educational, or other tax-exempt organization 12. Partnership or multi-member LLC The partnership 13. A broker or registered nominee The broker or nominee 1940 Act—Rule 24b-2—Enclosure 3 Page 5 For this type of account: Give name and EIN of: 14. Account with the Department of The public entity Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments 15. Grantor trust filing under the Form The trust 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulations section 1.671-4(b)(2)(i)(B)) 1 List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished. 2 Circle the minor’s name and furnish the minor’s SSN. 3 You must show your individual name and you may also enter your business or DBA name on the “Business name/disregarded entity” name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN. 4 List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships, earlier. *Note: The grantor also must provide a Form W-9 to trustee of trust. Note: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed. Secure Your Tax Records From Identity Theft Identity theft occurs when someone uses your personal information such as your name, SSN, or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund. To reduce your risk: • Protect your SSN, • Ensure your employer is protecting your SSN, and • Be careful when choosing a tax preparer. If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter. If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039. For more information, see Pub. 5027, Identity Theft Information for Taxpayers. Victims of identity theft who are experiencing economic harm or a systemic problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059. Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

Form W-9 (Rev. 11-2017) The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts. If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at spam@uce.gov or report them at www.ftc.gov/complaint. You can contact the FTC at www.ftc.gov/idtheft or 877-IDTHEFT (877-438-4338). If you have been the victim of identity theft, see www.IdentityTheft.gov and Pub. 5027. Visit www.irs.gov/IdentityTheft to learn more about identity theft and how to reduce your risk. 1940 Act—Rule 24b-2—Enclosure 3 Page 6 Privacy Act Notice Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

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Special Tax Notice for Annuitant Withdrawals

Your Rollover Options

You are receiving this notice because all or a portion of the payment you will receive from a tax-qualified annuity contract with John Hancock is eligible to be rolled over to an IRA or to an eligible employer retirement plan that will accept the rollover. This notice is intended to help you decide whether to do such a rollover. This notice does NOT describe the rollover rules that apply to payments from an annuity contract held in a designated Roth account (a type of account with special tax rules in some employer plans). Please read the following information carefully.

You have 30 days after receiving this Notice to decide whether to do a direct rollover as outlined below or to receive your payment subject to 20% federal withholding. In general, we cannot roll over or distribute your payment during this 30-day period. However, if you reach a decision and do not want to wait until the 30-day notice period ends, you may waive the notice period by making an election on the Withdrawal Form instructing us either to do a direct rollover of your payment or to distribute it to you. We will then process your payment in accordance with your election as soon as practical after all required paperwork is received in good order.

Rules that apply to most payments from a tax-qualified annuity are described in the “General Information about Rollovers” section. Special rules that apply only in certain circumstances are described in the “Special Rules and Options” section.

General Information about Rollovers

How can a rollover affect my taxes? You will be taxed on a withdrawal from the annuity contract if you do not roll it over. If you are under age 59  1⁄2, you will also have to pay a 10% additional income tax on early distributions, unless an exception applies. However, if you do a rollover, you will not have to pay tax until you receive payments later and the 10% additional income tax will not apply if those payments are made after you reach age 59  1⁄2 or if an exception to the additional tax applies.

Where may I roll over the payment? You may roll over the payment to either an IRA (individual retirement account or individual retirement annuity) or an employer plan (a tax-qualified plan, section 403(b) plan, or governmental section 457(b) plan) that will accept the rollover. The rules of the IRA or employer plan that holds the rollover will determine your investment options, fees, and rights to payment from the IRA or employer plan (for example, no spousal consent rules apply to IRAs and IRAs may not provide loans). Further, the amount rolled over will become subject to the tax rules that apply to the IRA or employer plan.

Can I do a rollover to a SIMPLE IRA? Depending on your circumstances, you may be able to roll over your payment to a SIMPLE retirement account (“SIMPLE IRA”) in which you are a participant. The SIMPLE IRA must be eligible to accept a rollover. In addition, federal tax law provides that you can do a rollover to a SIMPLE IRA only after the end of the 2-year period beginning on the date you first participated in that SIMPLE IRA or any other SIMPLE IRA maintained by the same employer. If you have not participated in the SIMPLE IRA for at least 2 years, you cannot do a rollover. Before attempting a rollover, you should check with the employer sponsoring your SIMPLE IRA whether the plan is eligible to accept a rollover and whether you have met the 2-year participation requirement. Any amount rolled over will become subject to the terms of the SIMPLE IRA and the tax rules that apply to SIMPLE IRAs.

How do I do a rollover? There are two ways to do a rollover. You can do either a direct rollover or a 60-day rollover.

•

If you do a direct rollover, we will make the payment directly to your IRA or to an employer plan that will accept the rollover. You should contact the IRA sponsor or the administrator of the employer plan for information on how to do a direct rollover.

•

If you do not do a direct rollover, you may still do a rollover by making a deposit into an IRA or eligible employer plan that will accept it. You will have 60 days after you receive the payment to make the deposit. This type of rollover is called a 60-day rollover or indirect rollover. If you do not do a direct rollover, we are required to withhold 20% of the payment (reduced by any after-tax amounts) for federal income taxes. This means that, in order to roll over the entire payment in a 60-day rollover, you must use other funds to make up for the 20% withheld. If you do not roll over the entire amount of the payment, the income portion not rolled over will be taxed and will be subject to the 10% additional income tax on early distributions if you are under age 59  1⁄2, unless an exception to the additional tax applies.

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How much may I roll over? If you wish to do a rollover, you may roll over all or part of the amount eligible for rollover. In general, any payment from the annuity contract is eligible for rollover, except:

•	Certain payments spread over a period of at least 10 years or over your life or life expectancy (or the lives or joint life expectancy of you and your beneficiary)

•	Required minimum distributions

•	Hardship distributions

•	Corrective distributions of contributions that exceed tax law limitations

•	Loans treated as deemed distributions (for example, loans in default due to missed payments before your employment ends)

•	Payments of certain automatic contributions requested to be withdrawn within 90 days of the first contribution.

We can tell you what portion of a withdrawal is eligible for rollover.

If I don’t do a rollover, will I have to pay the 10% additional income tax on early distributions? If you are under age 59  1⁄2, you will have to pay the 10% additional income tax on early distributions for any payment from the annuity contract (including amounts withheld for income tax) that you do not roll over, unless one of the exceptions listed below applies. This tax is in addition to the regular income tax on the payment not rolled over.

The 10% additional income tax does not apply to the following payments from the annuity contract:

•	Payments made after you separate from service if you will be at least 55 in the year of the separation

•

Payments that start after you separate from service if paid at least annually in equal or close to equal amounts over your life or life expectancy (or the lives or joint life expectancy of you and your beneficiary)

•	Payments from a governmental defined benefit pension plan made after you separate from service if you are a public safety employee and you are at least age 50 in the year of the separation

•	Payments made due to disability

•	Payments after your death

•	Corrective distributions of contributions that exceed tax law limitations

•	Payments made directly to the government to satisfy a federal tax levy

•	Payments made under a qualified domestic relations order (QDRO)

•	Payments up to the amount of your deductible medical expenses

•	Certain payments made while you are on active duty if you were a member of a reserve component called to duty after September 11, 2001 for more than 179 days

•	Payments of certain automatic enrollment contributions requested to be withdrawn within 90 days of the first contribution

Issuer: John Hancock Life Insurance Company (U.S.A.), Lansing, MI (not licensed in New York)

Issuer in NY: John Hancock Life Insurance Company of New York, Valhalla, NY

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If I do a rollover to an IRA, will the 10% additional income tax apply to early distributions from the IRA? If you receive a payment from an IRA when you are under age 59  1⁄2, you will have to pay the 10% additional income tax on early distributions from the IRA, unless an exception applies. In general, the exceptions to the 10% additional income tax for early distributions from an IRA are the same as the exceptions listed above for early distributions from the annuity contract. However, there are a few differences for payments from an IRA, including:

•	There is no exception for payments after separation from service that are made after age 55 and before age 59 1⁄2.

•

The exception for qualified domestic relations orders (QDROs) does not apply. (A special rule does apply under which, as part of a divorce or separation agreement, a tax-free transfer of funds may be made directly from your IRA to an IRA for a spouse or former spouse. However, a cash distribution from your IRA, even if paid to your spouse or former spouse, would be taxable to you.)

•	The exception for payments made at least annually in equal or close to equal amounts over a specified period applies without regard to whether you have had a separation from service.

•

There are additional exceptions for (1) payments made for qualified higher education expenses, (2) payments up to $10,000 used in a qualified first-time home purchase, and (3) payments for health insurance premiums after you have received unemployment compensation for 12 consecutive weeks (or would have been eligible to receive unemployment compensation but for self-employed status).

I am a participant in another eligible employer plan. Is that other plan required to accept a rollover from the annuity contract? No, an eligible employer plan is not legally required to accept any rollover. If you wish to roll over a payment from the annuity contract, you should first verify whether that other plan will accept a rollover and whether there are any restrictions on the type of rollovers it will accept. For example, some eligible employer plans may not accept a rollover of after-tax contributions. If your other employer plan will not accept a rollover, you may wish to consider a rollover to an IRA.

Will I owe state income taxes? This notice does not describe any State or local income tax rules (including withholding rules).

Special Rules and Options

What rules apply if I had after-tax contributions in the annuity contract? After-tax contributions included in a payment are not taxed. If a payment is only part of your contract value, an allocable portion of your after-tax contributions is generally included in the payment, so you cannot take a payment of only after tax-contributions. However, if you have pre-1987 after-tax contributions maintained in a separate account, a special rule may apply to determine whether the after-tax contributions are included in a payment. In addition, special rules apply when you do a rollover, as described below.

You may roll over to an IRA a payment that includes after-tax contributions through either a direct rollover or a 60-day rollover. You must keep track of the aggregate amount of the after-tax contributions in all of your IRAs in order to determine your taxable income for later payments from the IRAs. If you do a direct rollover of only a portion of the amount paid from the annuity contract and at the same time the rest is paid to you, the portion directly rolled over consists first of the amount that would be taxable if not rolled over. For example, assume you are receiving a distribution of $12,000, of which $2,000 is after-tax contributions. In this case, if you directly roll over $10,000 to an IRA that is not a Roth IRA, no amount is taxable because the $2,000 amount not directly rolled over is treated as being after-tax contributions. If you do a direct rollover of the entire amount distributed from the contract to two or more destinations at the same time, you can choose which destination receives the after-tax contributions.

If you do a 60-day rollover to an IRA of only a portion of the payment made to you, the after-tax contributions are treated as rolled over last. For example, assume you are receiving a distribution of $12,000, of which $2,000 is after-tax contributions, and no part of the distribution is directly rolled over. In this case, if you roll over $10,000 to an IRA in a 60-day rollover, no amount is taxable because the $2,000 amount not rolled over is treated as being your after-tax contributions.

You may roll over to an employer plan all of a payment that includes after-tax contributions, but only through a direct rollover. This option is available only if the receiving plan separately accounts for after-tax contributions and is NOT a governmental section 457(b) plan. You can do a 60-day rollover to an employer plan of part of a payment that includes after-tax contributions, but the rollover cannot exceed the amount of the payment that would be taxable if not rolled over.

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What happens if I elect not to do a direct rollover and later miss the 60-day rollover deadline? Generally, the 60-day rollover deadline for indirect rollovers cannot be extended. However, the IRS has the limited authority to waive the deadline under certain extraordinary circumstances, such as when external events prevented you from completing the rollover by the 60-day rollover deadline. To apply for a waiver, you must file a private letter ruling request with the IRS. Private letter ruling requests require the payment of a nonrefundable user fee. For more information, see IRS Publication 590-A, Contributions to Individual Retirement Arrangements (IRAs).

What if I have an outstanding loan that is being offset? If you have an outstanding loan under the annuity contract, your benefit may be offset by the amount of the loan, typically when your employment ends. The loan offset amount is treated as a distribution to you at the time of the offset and will be taxed unless you do a 60-day rollover in the amount of the loan offset to an IRA or employer plan. If you do not do a 60-day rollover, the 10% additional income tax on early distributions will also apply to the loan offset, unless you qualify for an exception to the additional tax.

What if I was born on or before January 1, 1936? If you were born on or before January 1, 1936 and receive a lump sum distribution that you do not roll over, special rules for calculating the amount of the tax on the payment might apply to you. For more information, see IRS Publication 575, Pension and Annuity Income.

What if my payment is attributable to a governmental section 457(b) plan? If the payment comes from an annuity contract issued to a governmental section 457(b) plan, the same rules described elsewhere in this notice generally apply, allowing you to roll over the payment to an IRA or to an employer plan that accepts rollovers. One difference is that, if you do not do a rollover, you will not have to pay the 10% additional income tax on early distributions from the annuity contract even if you are under age 59  1⁄2 (unless the payment is from a separate account holding rollover contributions that were made to the governmental section 457(b) plan from a tax-qualified plan, a section 403(b) plan or an IRA). However, if you do a rollover to an IRA or to an employer plan that is not a governmental section 457(b) plan, a later distribution made before age 59  1⁄2 will be subject to the 10% additional income tax on early distributions, unless an exception applies. Other differences include that you cannot do a rollover if the payment from the annuity contract is due to an “unforeseeable emergency” and that the special rules described under “What if I was born on or before January 1, 1936” do not apply.

What if I am an eligible retired public safety officer and my pension payment is used to pay for health coverage or qualified long-term care insurance? If your employer’s plan is a governmental plan, you retired as a public safety officer, and your retirement was by reason of disability or was after normal retirement age, you can exclude from your taxable income payments made directly as premiums to an accident or health plan (or a qualified long-term care insurance contract) that your employer maintains for you, your spouse, or your dependents, up to a maximum of $3,000 annually. For this purpose, a public safety officer is a law enforcement officer, firefighter, chaplain or member of a rescue squad or ambulance crew.

Can I do a rollover to a Roth IRA? Yes, you can do a rollover to a Roth IRA. Unlike a rollover to an employer plan or to a traditional IRA, the amount rolled over to a Roth IRA (reduced by any after-tax amounts) is taxable as income for the year the rollover occurs. However, the 10% additional income tax on early distributions will not apply to the rollover unless you withdraw the rollover amount from the Roth IRA within the 5 year period that begins on January 1 of the year you do the rollover.

If you do a rollover to a Roth IRA, later payments from the Roth IRA that are qualified distributions will not be taxed (including earnings credited after the rollover). A qualified distribution from a Roth IRA is a payment (a) made after you have had a Roth IRA for at least 5 years; and (b) made after you reach age 59  1⁄2, or after your death or disability, or as a qualified first-time homebuyer distribution up to $10,000. In applying this 5-year rule, you count from January 1 of the year for which your first contribution was made to a Roth IRA. Payments from the Roth IRA which are not qualified distributions will be taxed to the extent of earnings accrued in the Roth IRA after the rollover, and the 10% additional income tax on early distributions may apply to the taxable portion of the distribution, unless an exception applies. You do not have to take required minimum distributions from a Roth IRA during your lifetime. For more information, see IRS Publication 590-A, Contributions to Individual Retirement Arrangements (IRAs), and IRS Publication 590-B, Distributions from Individual Retirement Arrangements (IRAs).

Issuer: John Hancock Life Insurance Company (U.S.A.), Lansing, MI (not licensed in New York)

Issuer in NY: John Hancock Life Insurance Company of New York, Valhalla, NY

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Can I do a rollover to a designated Roth account in an employer plan? You cannot do a rollover to a designated Roth account in another employer’s plan. However, if the annuity contract is part of an employer plan that offers designated Roth accounts, you can roll over the withdrawal from the annuity contract to the designated Roth account in that same plan. If you roll over a withdrawal from the annuity contract to a designated Roth account in that plan, the amount rolled over (reduced by any after-tax amounts directly rolled over) will be taxed. However, the 10% additional income tax on early distributions will not apply to the rollover unless you withdraw the rollover amount from the designated Roth account within the 5-year period that begins on January 1 of the year you do the rollover.

If you roll over the annuity withdrawal to a designated Roth account in the same employer plan, later payments from the designated Roth account that are qualified distributions will not be taxed (including earnings credited after the rollover). A qualified distribution from a designated Roth account is a payment (a) made after you have had a designated Roth account in the plan for at least 5 years; and (b) made after you reach age 59  1⁄2, or after your death or disability. In applying this 5-year rule, you count from January 1 of the year your first contribution was made to the designated Roth account. However, if you made a direct rollover to a designated Roth account in the plan from a designated Roth account in a plan of another employer, the 5-year period begins on January 1 of the year you made the first contribution to the designated Roth account in the plan, or, if earlier, to the designated Roth account in the plan of the other employer. Payments from the designated Roth account that are not qualified distributions will be taxed to the extent of earnings after the rollover, and the 10% additional income tax on early distributions may apply to the taxable portion of the distribution, unless an exception applies.

What rules apply if I am a nonresident alien? If you are a nonresident alien and do not do a direct rollover to a U.S. IRA or U.S. employer plan, instead of withholding 20%, we must generally withhold 30% of the taxable portion of the payment for federal income taxes. If the amount withheld exceeds the amount of tax you owe (as may happen if you do a 60-day rollover), you may request an income tax refund by filing Form 1040-NR with the IRS, attaching the Form 1042-S which you will receive from us next March. See Form W-8BEN if you can claim that you are entitled to a reduced rate of withholding under an income tax treaty between the U.S. and your country of residence. For more information, see also IRS Publication 519, U.S. Tax Guide for Aliens, and IRS Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities.

Other special rules

If a payment is one of a series of payments for less than 10 years, your choice whether to make a direct rollover will apply to all later payments in the series unless you make a different choice for later payments. You must notify us if you want to make a different choice for later payments.

If your payments for the year total less than $200, we are not required to allow you to do a direct rollover and we are not required to withhold federal income tax from your payments. However, you may do a 60-day rollover.

You may have special rollover rights if you recently served in the U.S. Armed Forces. For more information, see IRS Publication 3, Armed Forces’ Tax Guide.

An eligible employer plan or IRA sponsor will typically have additional forms they require to be completed before accepting a rollover. It is your responsibility to request those forms and to complete any sections required of you.

Additional Information:

You may wish to consult with the Plan administrator or a professional tax advisor, before taking a payment from the annuity contract. Also, you can find more detailed information on the federal tax treatment of payments from employer plans and annuity contracts issued with respect to such plans in: IRS Publication 575, Pension and Annuity Income; IRS Publication 590-A, Contributions to Individual Retirement Arrangements (IRAs); IRS Publication 590-B, Distributions from Individual Retirement Arrangements (IRAs); and IRS Publication 571, Tax-Sheltered Annuity Plans (403(b) Plans). These publications and others mentioned above are available from a local IRS office, on the web at www.irs.gov, or by calling 1-800-TAX-FORM.

0713 FPSTNFIB

1940 Act - Rule 24b-2 - Enclosure 5 BUSINES REPLY MAIL FIRST -CLASS MAIL PERMIT NO. 20778 BOSTON, MA POSTAGE WILL BE PAID BY ADDRESSEE ANNUITY SERVICE CENTER JOHB HANCOCK P O BOX 55444 BOSTON MA 02205-9874 NO POSTAGE NECESSARY IF MAILED IN THE UNITED STATES

1940 Act—Rule 24b-2—Enclosure 6 John Hancock Annuities Special Buy Back Offer For a limited time only, you can receive a payment of your contract value plus an additional enhancement amount when you terminate your Revolution Value variable annuity Contract. Insurance products are issued by John Hancock Life Insurance Company (U.S.A.) (not licensed in New York), Boston, MA 02116. Registered insurance products are securities and are offered through John Hancock Distributors LLC, 197 Clarendon Street, Boston, MA 02116. John Hancock Life Insurance Company (U.S.A.) Issuer: John Hancock Life Insurance Company (U.S.A.), Lansing, MI (not licensed in New York) RVBOPFLDR 7/18 Acceptance Forms Details If you decide this offer is right for you, complete and return the enclosed forms: Buy Back Acceptance Request Form Use this form to terminate your annuity Contract in exchange for a one-time payment of your Contract value plus an additional fixed sum, or “Enhancement Value,” as stated in the enclosed letter. This form also notes any state-specific tax withholding rules or required forms. IRS Form W- 9 Each owner must provide us with a properly completed and signed IRS Form W-9. Please refer to the instructions on Form W-9 for how to properly complete the form. An owner who is not a U.S. citizen, U . resident alien or other U.S. person should not complete Form W-9. Instead, please complete the version of IRS Form W-8 that applies to you. You can obtain the various versions of Form W-8 and their instructions from the IRS website at www. irs. gov. For additional guidance on how to complete IRS Form W- 9, visit the Forms tab on www. jhannuities.com and click the Watch Guide button next to the form name to view a step-by-step instructional video.

To learn about this Offer Read through all of the documents enclosed in this package: ¡ Revolution Value Death Benefit Buyback Offer Letter ¡ Revolution Value Variable Annuity Prospectus Supplement ¡ Special Tax Notice ¡ Acceptance and Termination Request Form and IRS Form W-9 To determine if this Offer is right for you Evaluate your current and future financial situation: ¡ Discuss the offer with your financial representative and tax professional. ¡ Call us with any questions weekdays between 8:00 a.m. and 6:00 p.m. at 1-800-528-0198. To accept this Offer If you decide this offer is right for you, complete the enclosed Acceptance and Termination Form and IRS Form W-9 and return to us via one of the following: ¡ Regular mail using the enclosed prepaid envelope. ¡ Overnight mail addressed to: John Hancock Annuities Service Center 30 Dan Road, Suite 55444 Canton, MA 02021-2809 ¡ Fax to 1-617-663-3160. If you determine this offer is not appropriate for your financial situation, no action is required of you and your contract terms and any applicable riders will remain in effect. We Are Here to Help If you have any questions about this offer, please contact us weekdays between 8:00 a.m. and 6:00 p.m. Eastern Time, at 1-800-528-0198.